UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-41954

BBB Foods Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Presidente Masaryk 8

Polanco V Sección, Miguel Hidalgo

Mexico City, Mexico 11560

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

BBB Foods Inc. (“we,” “us” and “our”) has prepared this report to provide our investors with certain disclosure and preliminary financial information and recent developments in our business and results of operations as of and for the year ended December 31, 2024.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2023 (File No. 001-41954), filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 30, 2024 (our “2023 Form 20-F”).

All references in this report to “Ps.” are to Mexican pesos and all references to “US$” are to U.S. dollars. For the convenience of the reader, we have translated certain Mexican peso amounts into U.S. dollars at the rate of Ps.19.629 per US$1.00, the exchange rate to pay foreign currency denominated obligations due on September 30, 2024 published by the Mexican Central Bank in the Mexican Federal Official Gazette (Diario Oficial de la Federación)

Full Year 2024 Update

Financial Update

Based upon preliminary information available to us as of the date hereof, we expect to have total revenue between Ps.57.4 billion and Ps.57.5 billion (US$2.92 billion and US$2.93 billion) for full year 2024, which represents an approximate increase of between 30.2% and 30.4% compared to full year 2023.

We expect our operating income for full year 2024 to increase compared to full year 2023. We note that during 2024, we incurred expenses of between Ps.140 million and Ps.165 million for the year which we believe were largely non-recurring and related to our initial public offering in 2024 (our “IPO”) and our transition to a public company and associated reporting, compliance and other obligations. Approximately fifty to sixty percent of these expenses were incurred during the fourth quarter of 2024, which will affect our margins for that quarter.

Key Operating Metrics Update

During 2024, we had 484 net new store openings to reach 2,772 total stores as of December 31, 2024, which represents a 21.1% increase in our store count compared to year-end 2023. We estimate our Same Store Sales growth for 2024 to be approximately 13.4%, which was underpinned by an estimated increase in average ticket size from Ps.82.4 in 2023 to approximately Ps.85.4 in 2024 and an estimated increase in transactions per store per month (considering stores from vintages with five or more years of operations) from 25.6 thousand in 2023 to approximately 26.8 thousand in 2024. Our private label penetration also increased, with sales from private labels representing an estimated 54% of our sales in 2024 compared to 46.5% in 2023.

	2024(1)	2023	Variation (%)
Number of Stores Opened	484	396	22.2%
Number Distribution Centers	16	14	14.3%
Same Store Sales Growth (%) (2)	13.4%	17.6%	(420 bps)
Private label sales (% of total sales of merchandise)	~54%	46.5%	710 bps
Average Ticket Size (3)	~Ps. 85.4	Ps. 82.4	3.64%
Number of Transactions per Store (thousands) (4)	~26.8	25.6	4.69%

(1)
Preliminary information and estimates subject to change.
(2)
We measure “Same Store Sales” using revenue from sales of merchandise from stores that were operational for at least the full preceding 12 months for the periods under consideration. When calculating this measure, we exclude stores that were temporarily closed (for one month or more) or permanently closed during the periods under consideration. We measure Same Store Sales growth by comparing the Same Store Sales of stores that were open during the measurement periods.
(3)
We calculate average ticket size by dividing revenue from sales of merchandise by total number of transactions.
(4)
Average transactions per store per month only reflects stores from vintages with five or more years of operations.

We caution you that the foregoing results are subject to risks and uncertainties, and actual results may differ materially. These preliminary results should not be viewed as a substitute for full annual financial statements prepared in accordance with international financial reporting standards. For additional information on factors that could impact our results, please refer to “Risk Factors” and “Forward-Looking Statements” in our 2023 Form 20-F and to “Disclaimers & Forward-Looking Statements” below. We do not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events, or otherwise. You should read this preliminary information in conjunction with our consolidated financial statements and the related operating and financial data that we have filed with the Commission.

EQUITY AWARDS & FULLY DILUTED outstanding shares

Outstanding Shares Summary

The table below illustrates, as of the date hereof, the total number of our Class A, Class B and Class C common shares on a fully diluted basis, inclusive of Class A common shares and Class C common shares subject to vested and unvested stock options, restricted stock units, or awarded at the time of our IPO under the Liquidity Event Share Plan or allocated under the Bolton Partners Share Allocation.

The information in the following table does not give effect to any exercise of stock options or the offering of Class A common shares by existing shareholders that we announced on or about the date hereof. However, the following table does reflect the stock option and restricted stock unit grants described under “New Option and RSU Grants” below. The information in the following table does not give effect to any net settlement of stock options. For further information regarding the vesting terms and restrictions on the exercise of our stock options and share grants, see “Item 6. Directors, Senior Management and Employees—B. Compensation” in our 2023 Form 20-F.

	Class A Common Shares	Class B Common Shares	Class C Common Shares	Weighted average strike price per Common Share
Shares issued and outstanding	38,709,677	5,200,000	68,291,075	N/A
Shares allocated under the Bolton Partners Share Allocation (1)	—	—	4,224,960	N/A
Shares granted under the Liquidity Event Share Plan (2)	—	—	7,500,000	N/A
Shares issuable upon exercise of Options granted under our legacy 2004 Option Plan (3)	—	—	40,943,724	US$5.49
Shares issuable upon exercise of Options under our 2024 Equity Incentive Plan (4)(5)(6)	1,310,000	—	—	US$29.09
Shares subject to RSUs granted under our 2024 Equity Incentive Plan (7)	585,000	—	—	N/A
Total	40,604,677	5,200,000	120,959,759	N/A

(1)
Allocated concurrently with our IPO. As described under “Item 6. Directors, Senior Management and Employees—B. Compensation” in our 2023 Form 20-F, pursuant to the terms of our 2004 shareholders’ agreement as in effect prior to our IPO, Bolton Partners Ltd., a vehicle affiliated with Mr. Hatoum, our founder, principal shareholder and chief executive officer, was entitled to receive Class C common shares following consummation of our IPO. These Class C common shares have been allocated but not yet delivered as of the date hereof.
(2)
Awarded concurrently with our IPO. Our board of directors adopted a plan in which certain members of senior management and Bolton Partners Ltd., a vehicle affiliated with Mr. Hatoum, were entitled to receive Class C common shares following consummation of our IPO. A maximum amount of 7,500,000 Class C common shares could be allocated under the Liquidity Event Share Plan, all of which were allocated upon the consummation of our IPO. These Class C common shares have not been delivered as of the date hereof.
(3)
Of the 40,943,724 Class C common shares subject to options granted under the 2004 Option Plan, 27,513,099 Class C common shares are subject to fully vested options as of the date hereof, but subject to certain exercise restrictions consistent with the restrictions on transfer applicable to Class C common shares. See “Item 6. Directors, Senior Management and Employees—B. Compensation—2004 Option Plan” in our 2023 Form 20-F.
(4)
No Class A common shares subject to options under our 2024 Equity Incentive Plan have vested as of the date hereof. See “New Option and RSU Grants” below for a description of the vesting terms.
(5)
9,840,289 Class A common shares have been reserved for future issuance under awards that may be granted under our 2024 Equity Incentive Plan.
(6)
On December 10, 2024, our board of directors approved a pool of 1,320,000 stock options, each exercisable for one Class A common share, of which 10,000 are yet to be granted and are therefore not included in the table above. See “New Option and RSU Grants” below.
(7)
On December 10, 2024, our board of directors approved an additional pool of 20,000 RSUs, all of which are yet to be granted and are therefore not included in the table above. See “New Option and RSU Grants” below.

New Option and RSU Grants

As of the date hereof, our board of directors has approved the following awards under our 2024 Equity Incentive Plan that was adopted in connection with our IPO:

•
A pool of 1,320,000 stock options, each exercisable for one Class A common share, to our employees, of which 1,310,000 have been granted. These stock options vest over four years, with 25.0% vesting at the end of each of the first, second, third and fourth anniversary of December 10, 2024 (the “Grant Date”). The exercise price will be US$29.09 per share, the closing price of our Class A common shares on the Grant Date.
•
305,000 restricted stock units, each equal to one Class A common share (“RSUs”), all of which have been granted to senior management and certain members of our board of directors as a compensation bonus. These RSUs are subject to a cliff-vesting over a one-year period, with 100% of the total RSUs vesting in a single installment on January 1, 2026.
•
280,000 RSUs, all of which have been granted to senior management as long-term incentives. These RSUs vest over three years, with 33.33% of the RSUs vesting at the end of the first, second and third anniversary of the Grant Date.
•
A compensation pool of 20,000 RSUs to be used to compensate certain senior advisors during 2025, all of which are yet to be granted. Awards are expected to be in the range of 3,000 to 6,000 RSUs per person. These RSUs, when granted, will be subject to a cliff-vesting over a one-year period, with 100% of the RSUs vesting in a single installment on the first anniversary of the respective grant date.

Fully Diluted Illustrative Calculation

The tables and explanatory text below provide an illustrative calculation of our fully diluted share count. Since we expect our option holders to only exercise their options in circumstances where we will facilitate net settlement, we calculate our fully diluted common shares outstanding by assuming the net settlement of all our outstanding options.

The illustrative example below assumes:

•
Price per Class A common share: US$30.00
•
Weighted average exercise price of US$5.49 per Class C common share subject to options granted under our legacy 2004 Option Plan
•
Exercise price of $29.09 per Class A common share subject to options granted under our 2024 Equity Incentive Plan
•
All outstanding options are vested as of the date hereof

The net shares from equity-based compensation, are calculated as shown below:

(1)
Net share numbers have been rounded down to the nearest whole share.

The example above is provided for illustrative purposes only. The number of common shares outstanding would change if the strike price of the specific option being exercised were higher or lower than the assumed weighted average strike price and/or if the market price for our Class A common shares was higher or lower at the time of exercise than the assumed price.

Merger of Mexican Subsidiaries

In connection with a simplification of our operations, our Mexican subsidiaries, Tiendas BBB, S.A. de C.V. and Desarrolladora Tres B, S.A. de C.V. merged with and into Tiendas Tres B, S.A. de C.V., our main operating subsidiary, with Tiendas Tres B, S.A. de C.V. surviving the merger. The merger was approved by the shareholders of the merged entities on December 31, 2024. We do not expect this transaction to have any effects on our financial position or results of operations.

disclaimers & FORWARD-LOOKING statements

Management is responsible for the preparation and presentation of the preliminary financial information and estimates included herein. The statements regarding our financial and operating results as of and for the year ended December 31, 2024 are based on our reasonable estimates and preliminary unaudited information available as of the date of this Report on Form 6-K. Internal reviews and procedures necessary to complete our consolidated financial results as of and for the year ended December 31, 2024 are ongoing as of the date hereof. Accordingly, we cannot provide any assurances that our consolidated financial results as of and for the year ended December 31, 2024 will be consistent with the trends and financial and operating performance shown in our financial information that has been filed or furnished with or to the Commission, or that such results (or the market perception of such results) will not adversely affect the trading price of our Class A common shares. In addition, the preliminary financial information and estimates included herein have not been audited, reviewed, examined, compiled or subject to agreed-upon procedures by PricewaterhouseCoopers, S.C. Accordingly, PricewaterhouseCoopers, S.C. expresses no opinion or any other form of assurance with respect to such preliminary financial information or statements included herein.

This Report on Form 6-K includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Report on Form 6-K. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition.

Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this Report on Form 6-K.

Signature

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBB Foods Inc.

Date: February 3, 2025 By: /s/ Eduardo Pizzuto

Name: Eduardo Pizzuto

Title: Chief Financial Officer and Investor Relations Officer